大華銀行
UNITED OVERSEAS BANK

04 MAR 23 AM 7:21

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2004/UOB2004/UOB-A02-SaleShares85SSP2/atl

10 March 2004

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

04010840

SUPPL

SALE OF SHARES IN 85 SPRING STREET PROPERTIES PTY LTD ("85SSP"), AN ASSOCIATED COMPANY

Dear Sir

We enclose a copy of our Announcement dated 10 March 2004 in regard to the above matter for your information.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 3/25

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

SALE OF SHARES IN 85 SPRING STREET PROPERTIES PTY LTD ("85SSP"), AN ASSOCIATED COMPANY

Singapore, 10 March 2004 - Further to the announcement by United Overseas Bank Limited ("UOB") on 4 March 2004 on the above subject, UOB wishes to state that the cash consideration of A$1.15 million received by Overseas Union Holdings (Aust) Pty Ltd ("OUHA") for the disposal of shares in 85SSP was arrived at after negotiations on a willing buyer, willing seller basis, each party using valuations that were based on the latest audited accounts of 85SSP as at 30 June 2003. The net tangible asset value of the 85SSP shares recorded in OUHA's audited accounts as at 31 December 2003 was A$908,641.

Mrs Vivien Chan
Company Secretary